Exhibit 99.1

TCS CAPITAL MANAGEMENT, LLC
888 Seventh Avenue
Suite 1504
New York, NY 10019

November 30, 2015

Angie’s List, Inc.
1030 E. Washington Street
Indianapolis, IN 46202
Attn: John H. Chuang, Chairman of the Board

cc: Angie’s List Board of Directors

Dear John,

This letter is a follow-up to my recent meetings with you and certain other members of the Board of Directors (the “Board”) of Angie’s List, Inc. (“ANGI” or the “Company”).  I appreciate the time you have taken to meet with me to discuss my serious concerns.  Unfortunately, our discussions have made it clear that the Board has no intention of pursuing a combination with IAC’s HomeAdvisor at this time. As you know, I believe a negotiated transaction with HomeAdvisor would create significant value for ANGI shareholders, as I have previously outlined in both public and private letters to you and the Board. Your offer of one Board seat for me seems futile in light of the Board’s demand for onerous standstill provisions and its refusal to explore whether shareholder value can be maximized in a negotiated transaction.

It is difficult to understand why the Board is determined to ignore IAC and shareholder demands for a sale in favor of making a risky bet on the Company’s new CEO and his unformed, so-called “Profitable Growth Plan.” Furthermore, the Board is being short-sighted in putting undue faith in the new LeadFeed product, which was launched only two weeks ago.

As a reminder, TCS Capital Management, LLC and I currently own approximately 10.7% of ANGI’s outstanding shares of common stock, making us one of the Company’s largest shareholders.  As a long-time shareholder of ANGI even before it was a public company, I can assure you that this is not the first time the Board and senior management have become prematurely and unduly excited about a new product and plan.  Indeed, we have heard this story far too often from Board members and senior management at ANGI.  In virtually every instance, these new products or plans have failed to create shareholder value.  We refer, for example, to the Company’s misguided enthusiasm for products such as Big Deal, StoreFront and SnapFix, each of which created a false sense of security and optimism for ANGI shareholders.

We fear that LeadFeed and the new CEO will be the next “hot prospects” to turn cold – continuing this demoralizing trend at the Company. We therefore find it deeply troubling that the Board remains short-sighted and closed-minded in its refusal to explore a combination with HomeAdvisor that we believe could be worth at least $20 per share for ANGI shareholders.

Admittedly, we have also been wooed by senior management’s optimism over the years and have remained shareholders despite many dashed hopes and false promises.  You claim “it is different this time” and that the new CEO and LeadFeed represent a dramatic positive shift for the Company.  While in the past we would likely have bought into that optimism, the Company does not have the luxury of time nor the license to gamble when faced with a concrete offer from IAC that we believe would create substantially more value than the CEO’s overhyped and nebulous Profitable Growth Plan.

The primary purpose of this letter is to put you and the Board on notice that by maintaining the status quo and refusing to consider strategic alternatives, you are pursuing a path of risk and uncertainty.  While we have been patient long-term shareholders, we will no longer stand idly by while management and the Board destroy shareholder value.  Furthermore, we believe a vast majority of ANGI shareholders would support hiring a financial advisor to pursue strategic alternatives, including a sale or merger of the Company.

As you know, we strongly believe that a merger with HomeAdvisor would create tremendous value for all ANGI shareholders. This would be achieved through a tax-free exchange, which would allow ANGI shareholders to participate in the upside from the ANGI-HomeAdvisor combination.  This combination would create a compelling public market pure play in the $300 billion home services market.  We also believe that a merger with HomeAdvisor would yield significant revenue and cost synergies and would give ANGI a stronger technology platform.  Under our suggested transaction structure, ANGI would issue common shares to IAC giving IAC a 60% ownership position in the combined entity, and ANGI shares would remain publicly traded.

Our projections for the combined company are shown in the table below.  We estimate that in 2016 the combined company would generate over $800 million in revenue (growing nearly 20%) and more than $160 million of cash flow.  In reviewing the figures below, it is important to note that our synergy estimate may be conservative given that you have suggested that ANGI could independently achieve cost savings from reducing its expenses related to operations and support, which are approximately 17% of total revenue.  In addition, there may be further cost savings for the combined entity from reduced marketing, technology and back-office spending.

The table below shows the valuation potential of the ANGI-HomeAdvisor entity.  Assuming a comparable industry multiple of 12x estimated 2017 EBITDA, we believe ANGI shares would be valued at approximately $20 per share.  As an industry leader targeting a large market opportunity, the ANGI-HomeAdvisor combination could trade at even higher multiples of 15x-20x EBITDA, valuing ANGI shares between $24 and $32, according to our analysis.

Importantly, we have also modeled a reasonable standalone business case for ANGI, which yields a value substantially lower than that of the ANGI-HomeAdvisor entity.  Even using aggressive growth assumptions, ANGI’s standalone valuation does not approach the value of the pro forma combination.  Our financial analysis above demonstrates that the value of a merger between ANGI and HomeAdvisor is far superior to the value of an independent ANGI.  It is inconceivable how the Board can ignore such a major opportunity to maximize shareholder value.

Finally, we applaud IAC’s willingness to go public with its takeover offer as well as its alternative proposal for a tax-free stock merger with the Company.  While IAC’s offer of $8.75 per share is clearly too low based on our analysis, we believe it is incumbent upon the Board to immediately hire a financial advisor to explore IAC’s offer as part of a process to maximize value for ANGI shareholders.  Given the compelling rationale for combining the two companies, we strongly believe that an agreement should be reached that could lead ANGI shares to trade at $20 per share or higher.

If the Board remains steadfast in refusing to consider the IAC offer or any other strategic alternative that would generate superior value for ANGI shareholders, we will not hesitate to take any and all actions that we deem necessary to protect shareholders’ rights and best interests.  We remind the Board that time is of the essence.

Despite our serious concerns regarding the Board’s refusal to properly represent the best interests of all ANGI shareholders, I respectfully decline the opportunity to join the Board at this time. The addition of one shareholder representative to the Board is clearly insufficient given the Board’s refusal to depart from the status quo or to consider the IAC proposal.  As a result, I will continue to express my concerns and seek to effect change from outside the boardroom – at least for now.

Our views and message to you and the other members of the Board have been unmistakably clear.  We expect the Board, consistent with its fiduciary duties, to seize this critical window of opportunity to maximize value for all ANGI shareholders.  We will not hesitate to hold the Board accountable for failing to do so.

Sincerely, /s/ Eric Semler Eric Semler TCS Capital

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